Exhibit (a)(1)(v)

Japan Smaller Capitalization Fund, Inc.
Worldwide Plaza
309 West 49th Street
New York, NY 10019

Dear Shareholder:

On May 22, 2026, Japan Smaller Capitalization Fund, Inc. (the “Fund”) announced that its Board of Directors (“Board”) authorized a potential offer to purchase up to 10% of its common stock (the “Shares”) upon the terms and subject to the conditions set forth in the enclosed Offer to Purchase and the related Letter of Transmittal (which together constitute the “Offer”).  If more than 10% of the Fund’s Shares are tendered and not withdrawn, any purchases will be made on a pro rata basis.  The offer is for cash at a price equal to 98% of the Fund’s net asset value per share (“NAV”) as of the close of ordinary trading on the New York Stock Exchange on the day after the offer expires (as described below).  The Offer is designed to provide shareholders of the Fund with the opportunity to redeem some or all of their shares at a price very close to NAV should they wish to do so.

In order to participate, the materials described in the Offer must be delivered to Computershare by 5:00 p.m. New York City time, July 1, 2026, or such later date to which the Offer is extended (the “Expiration Date”).  The pricing time and date for the Offer is currently scheduled to be the close of ordinary trading on the New York Stock Exchange on July 2, 2026.  Should the Offer be extended beyond July 1, 2026, the pricing date will be the next business day following the newly designated Expiration Date.  Shareholders who choose to participate in the Offer can expect payments for shares tendered and accepted to be mailed within approximately ten business days after the Expiration Date.

If, after carefully evaluating all of the information set forth in the Offer to Purchase, you wish to tender shares pursuant to the Offer, please follow the instructions contained in the Offer to Purchase and Letter of Transmittal or, if your shares are held of record in the name of a broker, dealer, commercial bank, trust company or other nominee, contact that firm to effect the tender for you.  Shareholders are urged to consult their own investment and tax advisers and make their own decisions whether to tender any shares and, if so, how many shares to tender.

As of the close of ordinary trading on the New York Stock Exchange on April 30, 2026, the Fund’s NAV was $12.79 per share and 28,333,893 shares were issued and outstanding.  The Fund’s NAV during the pendency of this Offer may be obtained by contacting Georgeson LLC, the Fund’s Information Agent, toll free at: (866) 539-8375.

NEITHER THE FUND NOR ITS BOARD OF DIRECTORS IS MAKING ANY RECOMMENDATION TO ANY SHAREHOLDER WHETHER TO TENDER OR REFRAIN FROM TENDERING SHARES IN THE OFFER.  THE FUND AND BOARD URGE EACH SHAREHOLDER TO READ AND EVALUATE THE OFFER AND RELATED MATERIALS CAREFULLY AND MAKE HIS OR HER OWN DECISION.  QUESTIONS, REQUESTS FOR ASSISTANCE AND REQUESTS FOR ADDITIONAL COPIES OF THE OFFER SHOULD BE DIRECTED TO GEORGESON LLC AT (866) 539-8375.

Sincerely,

Japan Smaller Capitalization Fund, Inc.

June 1, 2026

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